TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)
TEL:(81-3)5157-2700 FAX:(81-3)5157-2900

FILE NO. 82-3311

May 7, 2003



03050603

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Stock Options (New Share Subscription Rights) (dated May 7, 2003);
- Notice of Acquisition by the Company of its Own Shares (dated May 7, 2003); and
- Notice of Acquisition by the Company of its Own Shares (dated May 7, 2003).

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

FILE NO. 82-3311

(Translation)

May 7, 2003

Dear Sirs,

Name of Company:	Shiseido Company, Limited
Name of Representative:	Morio Ikeda President & CEO (Representative Director)

(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Masato Hashikawa General Manager of Investor Relations Division (Tel: 03-3572-5111)

<u>Notice of Stock Options (New Share Subscription Rights)</u>

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would submit a proposition for the issuance of new share subscription rights as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan at the 103rd Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2003, as described below:

Description

1. Reason for issuing new share subscription rights to parties other than shareholders on specifically favorable conditions:

   To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and its related group companies to contribute to achieving much improved results and secure good human resources and thus to increase the market value of the whole Shiseido Group, the Company intends to issue new share subscription rights as stock options.

2. Outline of the issuance of new share subscription rights:

   (1) Qualified grantees of new share subscription rights:

   Directors, corporate officers and employees of the Company and its related group companies.

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

Not exceeding the total number of 1,200,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the new share subscription rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

(3) Total number of new share subscription rights to be issued:

1,200 rights (Number of shares to be issued or transferred for each new share subscription right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in (2) above, adjustment shall be made similarly to the number of shares to be issued or transferred for each new share subscription right.

(4) Issue price of a new share subscription right:

Free of charge.

(5) Amount to be paid in upon exercise of a new share subscription right:

The paid-in amount per share to be issued or transferred upon exercise of each new share subscription right shall be not less than the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions were not validly made) from the day immediately preceding the issue date of the new share subscription right (with any fraction of one yen rounded upward to the nearest one yen) and not more than an amount obtained by multiplying such average by 1.05 (with any fraction of one yen rounded upward to the nearest one yen), as specified by the Board of Directors; provided, however, that such paid-in amount shall not fall below the closing price on the issue date of the new share subscription right.

In the event that the Company divides or consolidates its shares after the issuance of the new share subscription rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (other than upon exercise of new share subscription rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(6) New share subscription right exercise period:

For such period from October 1, 2003 to June 26, 2013 as specified by the Board of Directors.

(7) Terms and conditions of the exercise of new share subscription rights:

1) Any grantee of new share subscription rights shall remain in office as director, corporate officer or employee of the Company or its related group companies when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

2) If any grantee of new share subscription rights dies prior to the expiration of the new share subscription right exercise period, only one heir at law to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3) Any other terms and conditions of the exercise of new share subscription rights shall be governed by a "contract of granting new share subscription rights" to be entered into between the Company and the relevant grantee of the new share subscription rights in accordance with the resolutions to be adopted at the 103rd Ordinary General Meeting of Shareholders of the Company and at a meeting of its Board of Directors for the issuance of the new share subscription rights.

(8) Events and conditions to cancel new share subscription rights:

1) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the new share

subscription rights without consideration.

2) In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights as he/she leaves office as director, corporate officer or employee of the Company or its related group companies before he/she does so, the Company may cancel his/her new share subscription rights without consideration.

3) In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights during the new share subscription right exercise period stipulated in a "contract of granting new share subscription rights", the Company may cancel his/her new share subscription rights without consideration.

(9) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

Note) The details described above shall be subject to the approval and adoption of the proposition on the "Issuance of New Share Subscription Rights as Stock Options" at the 103rd Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2003.

The specific details of the issuance of new share subscription rights shall be determined by resolution at a meeting of its Board of Directors to be held following the said Ordinary General Meeting of Shareholders.

[For reference: Stock option plans of the Company for the business year from April 1, 2003 to March 31, 2004]

The stock option plans of the Company to be implemented for the business year from April 1, 2003 to March 31, 2004 are, as with those for the business year from April 1, 2002 to March 31, 2003, classified in two broad categories: one for the Directors and corporate officers of the Company and the other for the directors, corporate officers and employees of the Company and its related group companies.

The purposes of the respective stock option plans are described below:

(1) Stock option plan for the Directors and corporate officers of the Company:

Long-term incentive type stock option plan that links an increase of shareholder value on a long-term basis with compensation, placing emphasis on sharing interests with its shareholders.

※ The amount to be paid in upon exercise of a new share subscription right as described in

(5) of the "outline of the issuance of new share subscription rights" above:

Average of the daily closing prices of the Company's shares for 20 days from the day immediately preceding the issue date of the new share subscription right, multiplied by 1.05 (with any fraction of one yen rounded upward to the nearest one yen; provided, however, that such amount shall not fall below the closing price on the issue date of the new share subscription right).

(2) Stock option plan for the directors, corporate officers and employees of the Company and its related group companies:

Stock option plan as rewards for individual performances of individuals and teams of the Company and its related group companies that substantially contribute to its business performance on a consolidated basis, to inspire can-do spirits of and afford incentives to employees.

※ The amount to be paid in upon exercise of a new share subscription right as described in (5) of the "outline of the issuance of new share subscription rights" above:

Average of the daily closing prices of the Company's shares for 20 days from the day immediately preceding the issue date of the new share subscription right (with any fraction of one yen rounded upward to the nearest one yen; provided, however, that such amount shall not fall below the closing price on the issue date of the new share subscription right).

The Company will continue to use these two categories of stock option plans as its incentive policies to promote business activities more aggressively and improve its business performance.

- END -

FILE NO. 82-3311

(Translation)

May 7, 2003

Dear Sirs,

Name of Company:	Shiseido Company, Limited
Name of Representative:	Morio Ikeda President & CEO (Representative Director)

(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Masato Hashikawa General Manager of Investor Relations Division (Tel: 03-3572-5111)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved as described below, with regard to the acquisition by the Company of its own shares pursuant to the resolution adopted at the 102nd Ordinary General Meeting of Shareholders of the Company held on June 27, 2002:

Description

1.	Class of shares to be acquired:	Shares of common stock of the Company
2.	Total number of shares to be acquired:	(Not exceeding) 4,500,000 shares
3.	Aggregate acquisition prices of shares:	(Not exceeding) ¥5,000,000,000
4.	Method of purchase:	Purchase on the market established by Tokyo Stock Exchange, Inc.
5.	Purchase period:	From May 8, 2003 to June 4, 2003

[For reference]

Details of the resolution adopted at the 102nd Ordinary General Meeting of Shareholders

of the Company on the acquisition by the Company of its own shares (on June 27, 2002):

1) Class of shares to be acquired: Shares of common stock of the Company

2) Total number of shares to be acquired: (Not exceeding) 20,000,000 shares

3) Aggregate acquisition prices of shares: (Not exceeding) ¥40,000,000,000

Accumulated number of its own shares acquired by the Company pursuant to the resolution adopted at the said Ordinary General Meeting of Shareholders on or after the date thereof:

1) Total number of shares acquired: 2,950,000 shares

2) Aggregate acquisition prices of shares: ¥4,652,150,000

- END -

FILE NO. 82-3311

(Translation)

May 7, 2003

Dear Sirs,

Name of Company: Shiseido Company, Limited
Name of Representative: Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor Relations Division
(Tel: 03-3572-5111)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to
Article 210 of the Commercial Code of Japan)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would propose to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan at the 103rd Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2003, as described below:

Description

1. Reason for the acquisition of its own shares:

The Company desires to acquire its own shares to enable itself to expediently implement its management measures, such as distribution of profits to its shareholders and capital policies, in response to changing economic conditions and its performances.

The Company recognizes constant distribution of dividends and the expedient acquisition of its own shares as its fundamental policy of returning profits to its shareholders. As a profit return target, the Company has defined the ratio of the aggregate amount of dividends and its own shares acquired to consolidated profits as a "total return ratio on shares" and intends to realize a total return ratio on shares of around 60% on a medium-term basis.

The Company also recognizes the acquisition of its own shares as an effective vehicle to expediently respond to various changes in the management environment, in addition to an effective measure for returning profits as mentioned above.

Based on this recognition, the Company will acquire its own shares flexibly by taking into consideration strategic investments, which may trigger a new growth, and financial positions.

2. Details of the acquisition:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 10,000,000 shares (Ratio thereof to the total number of issued shares with the deduction of its own shares held by the Company: 2.39%)
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥20,000,000,000

(Note) The details described above shall be subject to the approval and adoption of the proposition on the "Acquisition by the Company of its Own Shares" at the 103rd Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2003 and define the acquisition by the Company of its own shares for the period from the close of the said General Meeting of Shareholders to the close of the next following Ordinary General Meeting of Shareholders.

- END -